Direct Dial:    212.468.4944

Email:    rnorton@dglaw.com

August 9, 2018

Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
File No. 001-38303

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated July 24, 2018 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission’s comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All dollar amounts are in U.S. dollars unless otherwise indicated and are approximations, in part because some were originally calculated in other currencies.

1.

We note that you disclose headline PBIT by segment in your segment footnote on page F-14. On page 15 you also state that, “Performance of the Group’s businesses is reviewed by management based on headline PBIT.” If headline PBIT is your measure of profit or loss for segment reporting, please include an analysis of it in your operating results discussion.

In future filings, the Group will include an analysis of headline PBIT in our operating results discussion for each reportable segment. The attached Appendix A illustrates how we will present our headline PBIT analysis in future filings.

2.

In a letter to the staff dated July 31, 2015, you discussed your indirect minority ownership interests in two Syrian companies and a WPP unit’s purchase of media space in Syria. The WPP.com website indicates that your subsidiary Ogilvy has an office in Syria. Additionally, you provide revenue figures, on pages 8 and 15 and elsewhere in the 20-F, for geographic areas including Africa and the Middle East, regions that include Sudan and Syria.

Carlos Pacho

Securities and Exchange Commission

August 9, 2018

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

No operating unit of the Company has had any contact with Sudan since our letter to you dated July 31, 2015.

The limited activities that the Company has engaged in that are associated with Syria are described below. The discussion below is organized by principal operating unit. No operating unit of the Company other than those listed below has had any contact with Syria since our letter to you dated July 31, 2015.

Of the total revenue of the Company, which was $19.7 billion for the year ended 31 December 2017, the below related to activities in Syria:

JWT

The Company indirectly owns 40.2% of JWT Limited Liability, a Syrian company (“JWT LL”). JWT LL provides advertising services to clients in Syria. JWT LL’s revenues associated with these services were $127,000 in 2015, $195,000 in 2016, $152,000 in 2017 and $72,000 in the first half of 2018. The Company’s proportionate share of these revenues was $51,000 in 2015, $78,000 in 2016, $61,000 in 2017 and $29,000 in the first half of 2018. JWT LL’s net assets at December 31, 2017 were approximately $205,000 and the Company’s proportionate share of net assets at that date was approximately $82,000.

Ogilvy & Mather Worldwide

The Company owns a majority interest (60%) in Memac Ogilvy & Mather Holding Inc., a Panamanian company (“Memac”), which, in turn, directly owns a minority interest

Carlos Pacho

Securities and Exchange Commission

August 9, 2018

(49%) in Memac Ogilvy Droubi (“Droubi”), a Syrian company that commenced operations in August 2009 to provide advertising services to clients in Syria. Memac indirectly holds an additional 2% interest in Droubi through a nominee arrangement. The Company’s ultimate beneficial ownership of Droubi is therefore only 30.6%. Droubi’s revenues associated with these services were approximately $109,000 in 2015, $285,000 in 2016, $393,000 in 2017 and $293,000 in the first half of 2018. The Company’s proportionate share of these revenues was approximately $33,000 in 2015, $87,000 in 2016, $120,000 in 2017 and $90,000 in the first half of 2018. None of Droubi’s revenue has been derived from governmental clients. Droubi’s net assets at December 31, 2017 were approximately $173,000 and the Company’s proportionate share of net assets at that date was approximately $53,000.

GroupM

MindShare Lebanon SAL, a Lebanese company (“Mindshare Lebanon”) managed under the umbrella of GroupM, occasionally purchases media space in Syria. Mindshare Lebanon had revenues associated with these services of approximately $3,000 in 2015, $4,000 in 2016, $5,000 in 2017 and nil in the first half of 2018. No media space has been purchased for government clients. In 2015, 2016 and 2017, media was acquired from one state owned TV station that was not subject to sanctions (total client spend over 3 years was $96,000). Nil spend in 2018.

The Company does not believe that its contacts with Syria are material to its business. From a quantitative perspective, the Company’s contacts with Syria are negligible. Its aggregate 2017 revenues associated with contacts with Syria amounted to approximately $550,000 or less than 0.003% of the Company’s overall 2017 revenues. The Company’s proportionate share of net assets associated with its contacts with Syria amounted to approximately $135,000 at December 31, 2017, or less than 0.001% of the Company’s overall net assets at that date.

Given the quantitative insignificance of the contacts described above, and given that the contacts are focused exclusively on the provision of marketing communications services on behalf of multinational clients, the Company does not believe that its contacts with Syria pose any investment risk for its security holders from a qualitative perspective, including any risk of a potential material adverse impact on the Company’s reputation and share value.

* * * *

On behalf of the Company we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Carlos Pacho

Securities and Exchange Commission

August 9, 2018

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Andrea Harris, Esq.

Carlos Pacho

Securities and Exchange Commission

August 9, 2018

APPENDIX A

The blue text below illustrates how we will present our headline PBIT analysis in future filings. The black text is the original content from the captioned report on Form 20-F.

Operating Sector

Revenue Analysis

	Reported revenue growth%+/(-)		Constant currency revenue growth%+/(-)		Like-for-like revenue growth%+/(-)
	2017	2016	2017	2016	2017	2016
Advertising and Media Investment Management	9.7	17.9	5.1	7.7	(0.1)	4.7
Data Investment Management	1.1	9.7	(3.6)	0.4	(2.9)	(0.9)
Public Relations & Public Affairs	6.4	16.4	1.7	5.0	0.7	2.5
Brand Consulting, Health & Wellness and Specialist Communications	3.5	23.2	(0.9)	11.8	0.8	3.0
Total Group	6.1	17.6	1.6	7.2	(0.3)	3.0

Revenue less pass-through costs analysis

	Reported revenue less pass-through costs[1] growth%+/(-)		Constant currency revenue less pass-through costs[1] growth%+/(-)		Like-for-like revenue less pass-through costs[1] growth%+/(-)
	2017	2016	2017	2016	2017	2016
Advertising and Media Investment Management	8.1	16.4	3.6	6.5	(2.3)	3.7
Data Investment Management	2.9	12.8	(1.9)	3.2	(1.3)	0.9
Public Relations & Public Affairs	5.8	16.0	1.0	4.7	0.2	2.4
Brand Consulting, Health & Wellness and Specialist Communications	4.7	23.2	0.3	11.8	1.0	3.5

[1]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline PBIT Analysis

	Headline PBIT	Revenue less pass-through costs margins	Headline PBIT	Revenue less pass-through costs margins
	2017 £m	2017%	2016 £m	2016%
Advertising and Media Investment Management	1,109.0	19.0	1,027.2	19.0
Data Investment Management	350.3	17.1	351.5	17.6
Public Relations & Public Affairs	183.2	16.1	179.8	16.7
Brand Consulting, Health & Wellness and Specialist Communications	624.6	15.3	601.8	15.4
Total Group	2,267.1		2,160.3

Carlos Pacho

Securities and Exchange Commission

August 9, 2018

Advertising and Media Investment Management was the strongest performing sector overall, with constant currency revenue up over 5% in 2017, up well over 5% in quarter four. On a like-for-like basis, revenue was up almost 2% in quarter four but down 0.1% for the year. Media Investment Management showed strong like-for-like revenue growth in all regions except Western Continental Europe and the Middle East in quarter four, with particularly strong growth in North America, the UK, Asia Pacific and Latin America. The Group’s Advertising businesses remained difficult, particularly in North America.

The strong revenue and revenue less pass-through costs growth across most of the Group’s Media Investment Management businesses, offset by slower growth in the Group’s Advertising businesses in most regions, resulted in headline PBIT increasing £81.8 million from £1.027 million in 2016 to £1.109 million in 2017 and combined revenue less pass-through costs margin of this sector flat with last year at 19.0%, up 0.2 margin points in constant currency.

In 2017, J. Walter Thompson, Ogilvy, Y&R and Grey generated net new business billings of $1.4 billion. In the same year, GroupM, the Group’s Media Investment Management company, which includes Mindshare, Wavemaker (the new agency formed by the merger of MEC and Maxus), MediaCom, Essence, Xaxis and [m]PLATFORM, together with tenthavenue, generated net new business billings of $3.4 billion. The Group totalled $6.3 billion in net new business billings (2016: $6.8 billion).

On a like-for-like basis, Data Investment Management revenue was down almost 1% in the fourth quarter, a significant improvement over the first nine months, with growth in the UK, Latin America and Africa. On a full-year basis, constant currency revenue was down well over 3%, down almost 3% like-for-like, with revenue less pass-through costs, down almost 2% in constant currency and down over 1% like-for-like. Geographically, revenue less pass-through costs was up strongly in the UK and Latin America, with North America and Asia Pacific particularly difficult. Kantar Worldpanel and Lightspeed showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health and Kantar Public less robust. As a result, headline PBIT was down £1.2 million from £351.5 million in 2016 to £350.3 million in 2017. Revenue less pass-through costs margins were down 0.5 margin points (the same as the first half) to 17.1% and down 0.4 margin points in constant currency.

In constant currencies, the Group’s Public Relations & Public Affairs businesses were weaker in the second half of the year with constant currency revenue down almost 1% in the third and fourth quarter. The UK and the Middle East grew strongly in the fourth quarter offset by weaker conditions in North America and Continental Europe. Full-year revenue grew almost 2% in constant currency and 0.7% like-for-like. Cohn & Wolfe and the Group’s specialist Public Relations & Public Affairs businesses Glover Park Group, Ogilvy Government Relations and Buchanan performed particularly well. As a result, headline PBIT was up £3.4 million from £179.8 million in 2016 to £183.2 million in 2017. Overall revenue less pass-through costs margins fell 0.6 margin points to 16.1% and by 0.4 margin points in constant currency, as parts of the Group’s North American businesses slowed in the second half.

Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive) was the strongest performing sector in the fourth quarter on a like-for-like basis, up 2%, driven by solid growth in Brand Consulting and Specialist Communications. The Group’s direct, digital and interactive businesses, especially VML, Wunderman and Hogarth performed well. As a result, headline PBIT was up £22.8 million from £601.8 million in 2016 to £624.6 million in 2017. Revenue less pass-through costs margins, for the sector as a whole, were down slightly by 0.1 margin points to 15.3% and flat in constant currency, with revenue less pass-through costs margins negatively affected as parts of the Group’s direct, digital and interactive, Brand Consulting and Health & Wellness businesses in North America slowed.

In 2017, 41.7% of the Group’s revenue came from direct, digital and interactive, up 2.8 percentage points from the previous year, with like-for-like revenue growth of well over 2% in 2017.